Cracker Barrel Has Significantly <u>Underperformed</u> its New Self-Defined Peer Set

Total Shareholder Returns as of Oct 31, 2024			
	1-Year	3-Year	5-Year
Cracker Barrel defined TSR peer group (median)	5.7%	(0.5%)	(6.2%)
CRACKER BARREL	(24.6%)	(58.3%)	(63.0%)

Total Shareholder Returns as of unaffected date - Aug 16, 2024			
	1-Year	3-Year	5-Year
Cracker Barrel defined TSR peer group (median)	(10.6%)	(19.1%)	(3.3%)
CRACKER BARREL	(49.6%)	(65.3%)	(70.2%)

TSR Peer Group as per Cracker Barrel's Def14A filing on Oct 31, 2024

BJ's Restaurants, Inc.

Bloomin' Brands, Inc.

Brinker International, Inc.

Cheesecake Factory Incorporated

Darden Restaurants, Inc.

Dave & Buster's Entertainment, Inc.

Denny's Corporation

Dine Brands Global, Inc.

First Watch Restaurant Group, Inc.

Red Robin Gourmet Burgers, Inc.

Texas Roadhouse, Inc.

Source: FactSet, data as of 16-August-2024 (day before the public announcement of nomination)

Cracker Barrel's Peers are Performing Significantly Better

> In its latest Def 14A, Cracker Barrel states "breakfast daypart represent approximately 25% of our annual revenue" and then discusses Appropriate TSR Peers.

> In its evaluation of peers, Cracker Barrel has identified several companies that do not have comparable breakfast offering such as Outback Steakhouse, Chili's, Olive Garden and Dave & Buster's.

> More importantly, Cracker Barrel's peers are performing significantly better, which reinforces our view that the challenges faced by the Company are self-inflicted. **Long tenured incumbent nominees, Carl Berquist and Meg Crofton, must be held accountable for their failure to provide necessary oversight**.

Recent earnings announcements by Cracker Barrel self-identified peers:

Texas Roadhouse – Q3 2024 Earnings call (Oct. 24, 2024)

> Comparable sales increased by 8.5% in Q3, driven by **3.8% traffic growth** and a 4.7% increase in average check.

Brinker International – Q1 2025 Earnings call (Oct 30, 2024)

> Chili's comps came in at positive 14.1% in Q1, driven by price of 6.8%, positive mix of 0.8%, and **positive traffic of 6.5%**.

Is Ambiance Root Cause of Cracker Barrel's Traffic Declines?

If 70% of the market cap is being spent to <mark>upgrade the ambiance</mark>, it <mark>implies that the ambiance is the root cause</mark> of Cracker Barrel's problem.

> **Where is the data, the evidence, to support such assertions?**
> **The Board should provide proof that the ambiance is the root cause of Cracker Barrel's problems.**

Why would the Board announce a 3-year, $700 million plan in May 2024 based on two pilot stores?

> Two stores are **statistically insignificant** to form the basis of a $700 million capex plan.

The Board has a history of failed capital allocation decisions.

> Despite $850 million in capex since FY19, operating income is down 84%.
> 60% of West Coast stores are now closed.

Cracker Barrel needs highly skilled directors who can properly evaluate the ROIC of the remodel program. It is easy to misinterpret the data and naively extrapolate it.

If the capex proceeds on a false assessment, the result could be catastrophic for shareholders. If these concerns are not urgently addressed, Cracker Barrel could become another failed family dining chain.

"Two months ago, we began conducting a pilot <mark>remodel in two test stores</mark>. This included refreshing the interior and exterior of these stores by using a different color palette, updating lighting, offering more comfortable seating, and simplifying decor and fixtures."

– Cracker Barrel Business Update Call May 16, 2024

* Source: Cracker Barrel Investor Presentation October 29, 2024